SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                        to

Commission file number 001-36528

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN

Date: June 20, 2017

/s/ David A. Baumgarten
David A. Baumgarten, Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan Milwaukee, Wisconsin Financial Statements and Supplemental Schedule Years Ended: December 31, 2016 and 2015

1

Report of Independent Registered Public Accounting Firm

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Bank Mutual Corporation 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wipfli LLP

June 20, 2017

2901 East Enterprise Avenue

Appleton, Wisconsin

2

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015

Assets

Investments, at fair value	$40,907,583	$42,378,574

Receivables:
Contribution receivable from employer	239,774	97,385
Notes receivable from participants	322,089	255,378

Total receivables	561,863	352,763

Cash	23	0

Total assets	41,469,471	42,731,337

Liabilities

Excess contributions payable	30,504	26,320

Net assets available for benefits	$41,438,965	$42,705,017

3

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015

Investment income:
Net appreciation in fair value of investments	$4,235,726	$1,806,876
Interest and dividends	635,236	592,478
Other income	6,613	0

Total investment income	4,877,575	2,399,354

Interest income on notes receivable from participants	13,230	10,481

Contributions:
Participant	1,915,985	1,818,409
Employer	1,038,788	758,081
Rollover	0	286,385

Total contributions	2,954,773	2,862,875

Deductions:
Benefits paid to participants	9,003,580	4,252,058
Administrative expenses	108,050	113,403

Total deductions	9,111,630	4,365,461

Net increase (decrease) in net assets available for benefits	(1,266,052)	907,249
Net assets available for benefits at beginning of year	42,705,017	41,797,768

Net assets available for benefits at end of year	$41,438,965	$42,705,017

4

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1: Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for two months, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 3%. Participants may opt out if they choose to do so. There is an automatic deferral rate increase of 1% per year up to a maximum of 6% for employees hired subsequent to December 31, 2013. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by certain officers of the Corporation.

Participant Contributions

Participants may elect to make pretax contributions or ROTH after tax contributions up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

In 2015, those employees who are active participants in the Bank Mutual Pension Plan and who had 20 years or more of service, the Corporation made matching contributions equal to 20% of the employee’s contributions up to 5% of contributions. For all other employees, the Corporation made matching contributions of 100% of the first 1%, plus 50% of the next 5% of participant contributions, for a maximum of 3.5%. As of January 1, 2016, the Corporation makes matching contributions of 100% of the first 1%, plus 50% of the next 5% of participant contributions, for a maximum of 3.5%, for all eligible employees.

In addition, the Corporation at its discretion, may make certain additional non-elective contributions as determined by the Board of Directors of the Corporation. Prior of December 31, 2015, those employees who were active participants in the Bank Mutual Pension Plan and who had 20 or more years of service were not eligible for the non-elective contribution. All eligible employees as of December 31, 2016 and 2015 received a non-elective contribution in the amount of 1%, and 0.5%, respectively, of the total eligible earnings for the year. In order for a participant to receive a non-elective contribution, the participant must have completed one year of service and be employed on the last day of the year.

5

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1: Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options with a mix of common/collective trust funds and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and in certificates of deposit of Bank Mutual, the Corporation’s wholly owned subsidiary.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary non-elective contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of administrative expense. Allocations are based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their employee contributions plus actual earnings thereon. Vesting in the Corporation’s contributions portion of their accounts is based on years of continuous service. A participant will be 100% vested after two years of credited service. Matching contributions made on behalf of a participant required to meet a one year of service condition to be eligible for the match shall be immediately vested.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective vested account balance. Note terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing notes range from 4.25% to 8.00%. Principal and interest are paid through level amortization, with payments to be made not less frequently than quarterly through payroll deduction.

Forfeited Accounts

Forfeited nonvested account balances at December 31, 2016 and 2015 were $111 and $632, respectively. In 2016 and 2015, forfeitures of $7,764 and $19,949, respectively, were used to reduce employer contributions.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, in-service withdrawals at 59 1/2, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution or direct rollover.

6

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan’s document upon the occurrence of a distributable event.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2016 excess contributions to the applicable participants prior to March 15, 2017.

Payment of Benefits

Benefits are recorded when paid.

7

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation and are excluded from the financial statements. Investment advisory fees and minimal professional fees are paid by the Plan either directly or through revenue sharing. Loan and distribution fees are being charged directly to the participant’s account and are included in administrative expenses.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3: Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

8

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3: Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Bank Mutual Corporation common stock: Valued at the closing price of Bank Mutual Corporation common stock reported on Nasdaq, the active market on which that security is traded.

Common/collective trust funds - Wells Fargo Stable Return Fund and Wells Fargo Blackrock S&P Mid Cap Index: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3: Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$21,920,542	$0	$0	$21,920,542

Common stock	14,929,838	0	0	14,929,838

Total investment assets in the fair value hierarchy	$36,850,380	$0	$0	36,850,380

Common/collective trust funds measured at NAV				4,057,203

Total investment assets at fair value				$40,907,583

	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds	$22,750,791	$0	$0	$22,750,791

Common stock	14,369,924	0	0	14,369,924

Total investment assets in the fair value hierarchy	$37,120,715	$0	$0	35,120,715

Common/collective trust funds measured NAV				5,257,859

Total investment assets at fair value				$42,378,574

10

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3: Fair Value Measurements (Continued)

The Wells Fargo Blackrock S&P Mid Cap and Wells Fargo Stable Return Fund’s objective is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter-maturity instruments. To achieve this, the fund invests in a variety of investment contracts and instruments that are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2016 and 2015, there are no unfunded commitments on the fund. The fund is able to be redeemed, with written notice, on a daily basis for the years ended December 31, 2016 and 2015. The fund requires a one-day redemption notice period.

Note 4: Parties-in-Interest Transactions

Certain plan investments are shares of Bank Mutual Corporation common stock. The Plan had the following transactions with the Corporation:

	2016	2015

Purchases of stock:
Number of shares	74,046	126,364
Value of shares on transaction dates	$593,303	$916,618

Sales of stock:
Number of shares	224,321	263,324
Value of shares on transaction dates	$1,740,648	$1,910,856

Benefit payments in-kind:
Number of shares	112,146	42,879
Value of shares on transaction dates	$883,380	$315,737

At December 31, 2016 and 2015, the Plan held 1,579,877 shares and 1,842,298 shares, respectively, of Bank Mutual Corporation common stock.

Certain plan investments are Bank Mutual Corporation common stock, as well as shares of mutual funds and common/collective trust funds managed by Wells Fargo Bank, N.A., an affiliate of Wells Fargo Retirement Plan Services. Bank Mutual Corporation was the Plan's trustee for January 1, 2014 through November 30, 2015, and Wells Fargo Retirement Plan Service was the Plan's trustee from December 1, 2015 through December 31, 2016, as well as the Plan's Custodian for 2016 and 2015, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for investment management services included in administrative expenses are paid through revenue sharing rather than a direct payment. The Plan made a direct payment to the custodian in the amount of $12,900 and $15,175 for the years ended December 31, 2016 and 2015, respectively, which

11

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4: Parties-in-Interest Transactions (Continued)

was not covered by revenue sharing. Fees paid by the Plan for investment management services amounted to $95,150 and $98,228 for the years ended December 31, 2016 and 2015, respectively.

Transactions involving notes receivable from participants, the accounts administrated by Wells Fargo, and administrative expenses charged to the Plan are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA.

Note 5: Plan Termination

Although it has not expressed any intent to do so, the Corporation has reserved the right to discontinue its contributions at any time and to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 6: Tax-Exempt Status of the Plan

On March 31, 2008, the IRS declared that the prototype used by the Plan is qualified pursuant to Section 401 of the IRC. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12

Supplemental Schedule

13

Bank Mutual Corporation 401(k) Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Wells Fargo	Common/collective trust funds:
		Blackrock S&P Mid Cap Index	**	313,726
		Stable Return Fund	**	3,743,477

		Total common/collective trust funds		4,057,203

		Mutual funds:
	American Funds	Beacon Small Cap Value Fund	**	1,914,949
		EuroPacific Growth Fund	**	1,174,434
		Fundamental Investors R4 Fund	**	2,255,724
	JP Morgan	Small Cap Growth Fund	**	1,000,706
	Dreyfus	Small Cap Stock Index Fund	**	326,902
	MFS	Value Fund	**	1,602,382
	Prudential	Mid Cap Growth Fund	**	1,347,038
	PIMCO	Total Return Fund	**	1,471,825
	T. Rowe Price	Growth Stock Fund	**	2,473,044
	Vanguard	International Stock Index Fund	**	162,224
*	Wells Fargo	Advantage Index Fund	**	713,053
		Advantage Special Mid Cap Value Fund	**	956,029
		Advantage Dow Jones Target Today Fund	**	161,073
		Advantage Dow Jones Target 2010 Fund	**	105,504
		Advantage Dow Jones Target 2020 Fund	**	1,527,515
		Advantage Dow Jones Target 2030 Fund	**	2,364,455
		Advantage Dow Jones Target 2040 Fund	**	1,484,226
		Advantage Dow Jones Target 2050 Fund	**	879,459

		Total mutual funds		21,920,542

*	Bank Mutual Corporation	Common stock	**	14,929,838

*	Participant Loans	4.25% to 8.00% notes, maturing over the next five years	$0	322,089

		Total assets (held at end of year)		$41,229,672

    * Party-in-interest

 ** All investments are participant-directed; therefore, cost information may be omitted

14

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement No. 333-49592 on Form S-8, of our report dated June 20, 2017, relating to the financial statements and financial statement schedule of the Bank Mutual Corporation 401(k) Plan included in this Annual Report on Form 11-K of the Bank Mutual Corporation 401(k) Plan which appears in this Form 11-K.

Wipfli LLP

June 20, 2017

Appleton, Wisconsin